Filed by Newbury Street II Acquisition Corp

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Newbury Street II Acquisition Corp

Commission File No.: 001-42391

Set forth below is a transcript of the live Yahoo Finance interview on August 19, 2026 between Samuel Reeves, Founder and Chief Executive Officer at Fort Robotics, Inc. (“FORT”) and Josh Lipton of Yahoo Finance on “Asking for a Trend” in which the proposed business combination between Newbury Street II Acquisition Corp and FORT is discussed.

Josh Lipton

Hello and welcome to Asking for a Trend. Well, FORT Robotics, a company aiming at advancing the safety of physical AI, is going public as it faces increasing demand amid a growing robotics industry. Founder and CEO Sam Reeves joined now to discuss. Sam, it is good to see you. Maybe start here, Sam. Just explain for us, broad strokes, what you all do? Because I was reading up on it, Sam, and it sounds like you know you’re you’re not building the robots. You’re building it sounds like the software and the hardware designed to make the robots safe. Is that a is that a simple but good way to think about it, Sam?

Samuel Reeves

Exactly right. We are a safety platform for physical AI and robotics. The big picture is that physical AI and robotics is going to change the world. There is a huge need for physical AI and robotics. There are more than 4 million safety incidents in the in the work in the American workplace every year. Every single physical worksite has a huge labor shortage. So there are a ton of tasks, a ton of work that’s just not getting done. So there’s a huge need. We have more than 600 customers that are that are addressing that need with new robots, but they’re all machines that are driven by AI. And if you’ve ever used like ChatGPT or Claude and and and thought like, hey, the the result that I’m getting there is, is not quite right. If you’ve ever experienced a hallucination in AI, you realize that AI makes mistakes. So if we’re going to have physical AI entering the world in a big way and changing the way that that physical work happens across the board, like we have to make sure that it’s safe. And so, so, so there are going to need to be guardrails that sit independent of the AI, right, in between the machine and the AI driver, and those guardrails are really tough to build. And so FORT gives gives our customers building blocks that they use to build those AI guardrails.

Josh Lipton

So give me a real world example, Sam. Like let’s say I’m standing next to a robot on a factory floor. Your tech does what?

Samuel Reeves

So, so we’re a governance device or a piece of software that sits inside a machine, and you program the rules. However, the rules are whatever the rules are for that robot. So, think about about a humanoid or a humanoid robot or an autonomous forklift or an AMR, the kind of machines that you have on the screen, so they’re working autonomously much of the time. But our device lets you, our device and our software lets you connect those machines to the outside world. So you might want to connect a humanoid to a door lock and access control system, or you might want to connect it to a safety sensor, or you might want to connect it to a human with a wireless emergency stop or a wireless remote control. So our governance device lets you build those kind of safety connections. And if if something happens, if somebody opens a door and comes into the robot’s area, or if a fire alarm goes off, or if a safety sensor senses that something has gone wrong, then we can stop the robot or slow down the robot or something like that. So, so it’s these things are supposed to operate autonomously most of the time, but if there are situations where the robot, the AI is trying to break the rules, or the rules need to change, then there has to be an independent device that can always intervene. So that’s that’s the system that we provide, and and then building with Ford, building with with with external building blocks from a specialist company, helps our customers get through development faster at lower cost. And then when their robots show up on work sites, usually with very large companies as customers, our our our customers can just sail right through the the the safety bag because they have FORT inside.

Josh Lipton

You know, one question I had, Sam, as we’re thinking through this, is you know, if a robot makes a mistake, or maybe a robot even causes an injury, Sam, who’s responsible for that? Like, is that the robot maker? Is it the AI company? Is it a company like yours? Is it all free? Where does responsibility ultimately fall? Do you think?

Samuel Reeves

Well, I think you’re you’re speaking to one of the defining questions of our time, which is how how we take these things that have a completely new risk profile, like these things. That that that’s why there’s an opportunity to for for it to exist is because these these machines are moving. They’re driven by AI. They’re not always working behind gages. They’re working around people and valuable property. They’re connected to the internet with all kinds of cybersecurity issues. So, like that that description is a completely new risk profile, and so that’s why there’s an opportunity to FORT for FORT to exist, right? But directly to your to your question, it depends on what happened. Like safety is a team sport. You know, there are component providers like us. There are robot robot OEMs like our customers. There are robot integrators that install them in the facilities. There. The end user facilities where, where that are actually operating the robot. So, if there is an incident, and we have a perfect safety record, so this does not happen with us. But if there is an incident, you really need to be able to just get back to the root cause, and see what happened. And so, so really, the answer, the short answer is it depends.

Josh Lipton

Sam, you’ve gone public. Why go public now, Sam, and why via SPAC, which you know have a complicated reputation?

Samuel Reeves

Well, I’ve been in robotics for 20 years. I’ve started several robotics companies. I’m a career robotics entrepreneur. I’ve got a long-standing belief that autonomous robotics are going to change life for humans and change it for the better, and that goes back to my original company that was doing landmine clearance robots originally with the DoD and then with the UN. And so, this long-standing belief that robots are going to benefit humans is now starting to really happen in a big way. So you see, our 600 plus customers now starting to scale, and so we have tremendous growth within our within our own numbers of customers and within revenue per customer, and we just have more demand than we can satisfy, and so we need a way of scaling up further. We’re already at significant scale. We need a way to scale further, and we felt the best way of doing that was by going public and gaining the tremendous fundraising capabilities that that being a public company has, and the tremendous visibility that being a public company has the SPAC is a is a technique for going public, and it’s it’s a it’s an efficient way to do it. It’s a quick way to do it. Quicker. It has not been overnight, but it was a quicker way to do it with known outcomes and known partners. Some of the executives of Newbury II, which we are merging into, have tremendous track record in this space. Tom Bushey helped build a company called Ondas, which has done very well in the drone space. Jen Vescio was an executive at Uber and saw many of the issues that we’re confronting. So it’s an opportunity for us to partner with these people as well. The the SPACS that came before this is a different story. I mean, like we we are one of the few SPACS in recent memory that has had significant revenue before going public. We’re extremely cost efficient, so we we don’t need a giant amount of capital just to survive. And so there’s a different kind of risk profile as a company for FORT coming into the SPAC, which you know, I think is is going to yield completely different results compared to some of the kind of horror stories that you hear from from years ago, which just don’t apply to this situation.

Josh Lipton

And finally, Sam, I see Mark Cuban, one of your investors. Now that’s interesting. Now, how did Mr. Cuban get involved? Now, I’m curious, what is what has Mark brought to the table beyond just capital.

Samuel Reeves

Well, Mark is a is an incredibly intelligent businessperson that seems to be able to see the future. So he’s been right so many times about the way the world is going that you know I think we feel fortunate to have him right about us, and and we we we we met him because he’d invested in some some robotics companies in in our in our space, and he along with people like Tiger Global and Prologis saw FORT as this horizontal opportunity where you know, from an investor’s perspective, even invest in for it and get exposure to the entire space with a very obvious kind of value proposition, which is safety, security, reliability, like the concept of trust. So, Mark has been a helpful advisor since early days, and we’re just honored to have him involved.

Josh Lipton

Sam. Great to have you on the show, today. Thanks for your time.

Samuel Reeves

My pleasure. Thank you.

Additional Information About the Proposed Transaction and Where to Find It

The proposed transaction will be submitted to shareholders of Newbury Street II Acquisition Corp for their consideration. Newbury Street II Acquisition Corp intends to file a registration statement on Form S-4 (the “Registration Statement”) with the U.S. Securities and Exchange Commission (the “SEC”), which will include preliminary and definitive proxy statements to be distributed to Newbury Street II Acquisition Corp’s shareholders in connection with Newbury Street II Acquisition Corp’s solicitation of proxies for the vote by Newbury Street II Acquisition Corp’s shareholders in connection with the proposed transaction and other matters to be described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to FORT stockholders in connection with the completion of the proposed transaction. After the Registration Statement has been filed and declared effective, a definitive proxy statement/prospectus/consent solicitation statement and other relevant documents will be mailed to FORT stockholders and Newbury Street II Acquisition Corp shareholders as of the record date established for voting on the proposed transaction. Before making any voting or investment decision, Newbury Street II Acquisition Corp and FORT shareholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus/consent solicitation statement and any amendments thereto and, once available, the definitive proxy statement/prospectus/consent solicitation statement, as well as other documents filed with the SEC by Newbury Street II Acquisition Corp in connection with the proposed transaction, as these documents will contain important information about Newbury Street II Acquisition Corp, FORT and the proposed transaction. Shareholders may obtain a copy of the preliminary or definitive proxy statement/prospectus/consent solicitation statement, once available, as well as other documents filed by Newbury Street II Acquisition Corp with the SEC, without charge, at the SEC’s website located at www.sec.gov or by directing a written request to Newbury Street II Acquisition Corp, 121 High St, Floor 3, Boston, Massachusetts 02110.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters. We have based these forward-looking statements on current expectations and projections about future events. These statements include: projections of market opportunity and market share; estimates of customer adoption rates and usage patterns; projections regarding FORT’s ability to commercialize new products and technologies; projections of development and commercialization costs and timelines; expectations regarding FORT’s ability to execute its business model and the expected financial benefits of such model; expectations regarding the FORT’s ability to attract, retain and expand its customer base; FORT’s deployment of proceeds from capital raising transactions; FORT’s expectations concerning relationships with strategic partners, suppliers, governments and other third parties; FORT’s ability to maintain, protect and enhance its intellectual property; future ventures or investments in companies, products, services or technologies; development of favorable regulations affecting FORT’s markets; the potential benefits of the proposed transaction and expectations related to its terms and timing; and the potential for FORT to increase in value.

These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions, many of which are beyond the control of FORT and Newbury Street II Acquisition Corp.

These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions that may cause Newbury Street II Acquisition Corp’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such statements. Such risks and uncertainties include: that FORT is pursuing an emerging technology, faces significant technical challenges and may not achieve commercialization or market acceptance; FORT’s historical net losses and limited operating history; FORT’s expectations regarding future financial performance, capital requirements and unit economics; FORT’s use and reporting of business and operational metrics; FORT’s competitive landscape; FORT’s dependence on members of its senior management and its ability to attract and retain qualified personnel; the potential need for additional future financing; FORT’s ability to manage growth and expand its operations; potential future acquisitions or investments in companies, products, services or technologies; the FORT’s reliance on strategic partners and other third parties; the FORT’s ability to maintain, protect and defend its intellectual property rights; risks associated with privacy, data protection or cybersecurity incidents and related regulations; the use, rate of adoption and regulation of artificial intelligence and machine learning; uncertainty or changes with respect to laws and regulations; uncertainty or changes with respect to taxes, trade conditions and the macroeconomic environment; the combined company’s ability to maintain internal control over financial reporting and operate a public company; the possibility that required regulatory approvals for the proposed transaction are delayed or are not obtained, which could adversely affect the combined company or the expected benefits of the proposed transaction; the risk that shareholders of Newbury Street II Acquisition Corp could elect to have their shares redeemed, leaving the combined company with insufficient cash to execute its business plans; the occurrence of any event, change or other circumstance that could give rise to the termination of the business combination agreement; the outcome of any legal proceedings or government investigations that may be commenced against FORT or Newbury Street II Acquisition Corp; failure to realize the anticipated benefits of the proposed transaction; the ability of Newbury Street II Acquisition Corp or the combined company to issue equity or equity-linked securities in connection with the proposed transaction or in the future; and other factors described in Newbury Street II Acquisition Corp’s filings with the SEC. Additional information concerning these and other factors that may impact such forward-looking statements can be found in filings and potential filings by FORT, Newbury Street II Acquisition Corp or the combined company resulting from the proposed transaction with the SEC, including under the heading “Risk Factors.” If any of these risks materialize or assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. In addition, these statements reflect the expectations, plans and forecasts of FORT’s and Newbury Street II Acquisition Corp’s management as of the date of this communication; subsequent events and developments may cause their assessments to change. While FORT and Newbury Street II Acquisition Corp may elect to update these forward-looking statements at some point in the future, they specifically disclaim any obligation to do so. Accordingly, undue reliance should not be placed upon these statements.

In addition, statements that “we believe” and similar statements reflect Newbury Street II Acquisition Corp’s beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this communication, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and Newbury Street II Acquisition Corp’s statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

An investment in Newbury Street II Acquisition Corp is not an investment in any of Newbury Street II Acquisition Corp’s founders’ or sponsors’ past investments, companies or affiliated funds. The historical results of those investments are not indicative of future performance of Newbury Street II Acquisition Corp, which may differ materially from the performance of Newbury Street II Acquisition Corp’s founders’ or sponsors’ past investments.

Participants in the Solicitation

Newbury Street II Acquisition Corp, FORT and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from Newbury Street II Acquisition Corp’s shareholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Newbury Street II Acquisition Corp’s shareholders in connection with the proposed transaction will be set forth in proxy statement/prospectus/consent solicitation statement when it is filed by Newbury Street II Acquisition Corp with the SEC. You can find more information about Newbury Street II Acquisition Corp ’s directors and executive officers in Newbury Street II Acquisition Corp’s final prospectus related to its initial public offering filed with the SEC on November 1, 2024. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus/consent solicitation statement when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus/consent solicitation statement carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources described above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or exemptions therefrom. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

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